

Mailstop 3233

September 16, 2016

Via E-Mail
Geoffrey Davis
Chief Financial Officer
Melco Crown Entertainment Limited
36th Floor, The Centrium
60 Wyndham Street
Central Hong Kong

> **Re: Melco Crown Entertainment Limited**
> **Form 20-F for the fiscal year ended December 31, 2015**
> **Filed April 12, 2016**
> **File No. 1-33178**

Dear Mr. Davis:

We have reviewed your August 31, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2016 letter.

Item 18. Financial Statements

Note 2. Summary of Significant Accounting Policies

(n) Land Use Rights, Net, page F-17

1.   We note your response to prior comment 1b. Please provide to us your internal construction timeline supporting your conclusion that the material terms of the land concession contracts could be reasonably expected to be completed by the required 2018 deadlines. In your response, specifically detail for us the additional construction completed for the City of Dreams and Studio City projects from October 2015 through

the date of your next response and compare this to your construction timeline as of October 2015.

2. We note your response to prior comment 1c and reissue the comment in part. Please tell us the specific factors that caused the company to form the view in October 2015, *and not prior*, that the outstanding administrative procedures required to enable automatic renewal of the Altira Macau land concession contract could be reasonably completed and renewal achieved.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities